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FORM 3                                                      OMB APPROVAL
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                                                     OMB Number: 3235-0104
                                                     Expires:  December 31, 2001
                                                     Estimated average burden
                                                     hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

                             Tier Technologies, Inc.
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   (Last)                     (First)                   (Middle)

                         1350 Treat Boulevard, Suite 250
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                                    (Street)

   Walnut Creek             CA                         94596
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   (City)                   (State)                    (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   May 30, 2002

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Official Payments Corporation (OPAY)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [-]  Director                         [X]  10% Owner
   [-]  Officer (give title below)       [-]  Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check applicable Line)

   [-]  Form filed by One Reporting Person
   [X]  Form filed by more than One Reporting Person
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             Table I - Non-Derivative Securities Beneficially Owned
================================================================================

 1. Title of Security              2. Amount of Securities      3. Ownership            4. Nature of Indirect Beneficial Ownership
    (Instr. 4)                        Beneficially Owned           Form: Direct            (Instr. 5)
                                      (Instr. 4)                   (D) or
                                                                   Indirect (I)
                                                                   (Instr. 5)
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
Common Stock, par value $0.01                 *                        *                                   *
per share
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
 5(b)(v).

                                                                          (Over)
                                                                          Page 1

                                Page 1 of 4 pages

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              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
 1. Title of Derivative   2. Date Exercisable     3. Title and Amount of     4. Conversion or    5. Ownership     6. Nature of
    Security                 and Expiration Date     Securities Underlying      Exercise Price      Form of          Indirect
    (Instr. 4)               (Month/Day/Year)        Derivative Security        of Derivative       Derivative       Beneficial
                                                     (Instr. 4)                 Security            Security:        Ownership
                                                                                                    Direct (D)       (Instr. 5)
                                                                                                    or Indirect
                                                                                                    (I)(Instr.5)
                           --------------------------------------------------
                           Date         Expiration       Title      Amount of
                           Exercisable  Date                        Number of
                                                                    Shares
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

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

Explanation of Responses: See page 3

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

TIER TECHNOLOGIES, INC.

BY:  /s/ James L. Bildner             Date: June 10, 2002
-------------------------
**Signature of Reporting Persons

James L. Bildner, Chairman and Chief Executive Officer

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                Page 2 of 4 pages

* In connection with the execution and delivery of an Agreement and Plan of Merger dated as of May 30, 2002 (the "Merger Agreement") among Kingfish Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Tier"), and Official Payments Corporation, a Delaware corporation ("OPC"), pursuant to which Purchaser will offer to purchase all of the outstanding shares of common stock of OPC (the "Offer"), and to increase the likelihood that at least a majority of the outstanding shares of OPC Common Stock on a fully-diluted basis will be tendered in the Offer and the transactions contemplated by the Merger Agreement will be consummated, Purchaser, Tier and certain stockholders of OPC (the "Stockholders") entered into a Stockholders Agreements, dated as of May 30, 2002 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the Stockholders have granted to Tier, or any of its nominees, an irrevocable proxy to vote such Stockholders' shares of OPC Common Stock in respect of any matter related to the approval and adoption of the merger contemplated by the Merger Agreement at every meeting of the stockholders of OPC, however called. As a result of the grants of this irrevocable proxy to vote, Tier may be deemed to be a beneficial owner, for purposes of determining status as a 10% holder, of 14,642,000 shares of OPC's Common Stock beneficially owned by the Stockholders (which amount excludes 199, 252 stock options held by one of the Stockholders). The Stockholders Agreement is attached as an exhibit to the Schedule 13D filed by Tier on the date hereof, and is incorporated herein by reference.


                                Page 3 of 4 page

                             JOINT FILER INFORMATION


Name:                                   Kingfish Acquisition Corporation

Address:                                1350 Treat Boulevard
                                        Walnut Creek, CA 94596

Designated Filer:                       Tier Technologies, Inc.

Issuer and Ticker Symbol:               Official Payments Corporation ("OPAY")

Date of Event                           May 30, 2002
     Requirement Statement:

Kingfish Acquisition Corporation        Date: June 10, 2002



By: /s/ James L. Bildner
    --------------------
Name: James L. Bildner
Title: Chief Executive Officer and President


                                Page 4 of 4 page